1. Name and Address of Reporting Person
   Leaman, Jr., J. R.
   469 North Harrison Street
   Princeton, NJ 08540-5297
2. Issuer Name and Ticker or Trading Symbol
   Church & Dwight Co., Inc. (CHD)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               16392          D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Phantom     $0 <F1>  12/31/2         A         107.4        <F2>       <F2>      Common  107.499  $0.0000    11440.4 D
Stock                002                       99                                Stock            <F2>       99
Stock       $10.0625                                                  05/09/2006 Common                      2000    D
Option                                                                           Stock
Stock       $10.1875                                                  05/11/2005 Common                      2000    D
Option                                                                           Stock
Stock       $10.8125                                                  05/05/2004 Common                      2000    D
Option                                                                           Stock
Stock       $12.4375                                                  05/08/2007 Common                      4000    D
Option                                                                           Stock
Stock       $15                                                       05/07/2008 Common                      4000    D
Option                                                                           Stock
Stock       $15.4375                                                  05/06/2003 Common                      2000    D
Option                                                                           Stock
Stock       $19                                                       05/11/2010 Common                      2000    D
Option                                                                           Stock
Stock       $20.7187                                                  05/06/2009 Common                      4000    D
Option                                                                           Stock
Stock       $24.835                                                   05/10/2011 Common                      5000    D
Option                                                                           Stock
Stock       $34.35   05/09/2         A         5000        05/09/2005 05/09/2012 Common  5000     $0.0000    5000    D
Option               002                                                         Stock

Explanation of Responses:

<F1>
1-for-1
<F2>
The phantom stock shares were acquired under the Church & Dwight Co., Inc. Deferred Compensation Plan for Directors and are to be settled in cash at such time as prescribed by the Plan. The shares were acquired during 2002 at prices ranging from $29.46 to $32.78 per share.

SIGNATURE OF REPORTING PERSON
/s/ Andrew C. Forsell

DATE
02/14/2003